Filed Pursuant to Rule 424(b)(3)

Registration No. 333-187709

Prospectus Supplement No. 2 to Reoffer Prospectus

of

EMPIRE RESORTS, INC.

218,766 Shares of Common Stock, par value $0.01 per share

Issuable Pursuant to the Second Amended and Restated 2005 Equity Incentive Plan

This Prospectus Supplement dated December 30, 2015 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Empire Resorts, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Prospectus”), relating to the offer and sale by certain of our executive officers and directors (also called “Selling Stockholders”), who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), of our common stock that is held, or may be acquired, upon the exercise of stock options and the vesting of restricted common stock pursuant to our Second Amended and Restated 2005 Equity Incentive Plan, which we refer to herein as the “Plan”. This prospectus covers 186,478 shares of our currently outstanding restricted shares of common stock that are owned by the Selling Stockholders and up to 32,288 shares issuable upon the exercise of currently outstanding options. All share numbers in this Prospectus Supplement reflect the Company’s one-for-five reverse stock split that took place on December 23, 2015 (the “Reverse Stock Split”).

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “NYNY”. On December 24, 2015, the closing sales price of our common stock on the Nasdaq Global Market was $22.20 per share.

The shares included in this Supplement may be offered and resold directly by the Selling Stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should carefully read and consider the risk factors under Item 1A beginning on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2014 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

SELLING STOCKHOLDERS

Shares may be acquired by certain employees, officers, directors and consultants to the Company who may be deemed affiliates pursuant to the terms of the Plan. Executive officers, directors or others who are considered to be affiliates of the Company who acquire common stock under the Plan may be added to the list of selling security holders and their number of shares to be sold may be increased or decreased by the use of future prospectus supplements filed with the SEC. Each selling security holder will receive all of the net proceeds from any sale from time to time of his Shares subject of this Supplement in conjunction with the Prospectus. The inclusion of the Shares in the table below does not constitute a commitment to sell any such Shares.

The information in the following table is as of December 24, 2015. All share numbers in the table below reflect the Reverse Stock Split that took place on December 23, 2015.

Name of Selling Stockholder (1)	Position	Number of Shares Beneficially Owned		Number of Shares Offered		Number of Shares Beneficially Owned After Offering		Percentage of Shares Beneficially Owned After Offering
Edmund Marinucci	Director	6,622	(2)	5,244	(2)	3,000	(2)	*
Joseph A. D’Amato	Chief Executive Officer and Director	34,618	(3)	34,324	(3)	294		*
Nancy Palumbo	Director	12,334	(4)	15,334	(4)	3,000	(4)	*
Emanuel R. Pearlman	Director	80,866	(5)	83,866	(5)	3,000	(5)	*
Gregg Polle	Director	12,138	(6)	15,138	(6)	3,000	(6)	*
James Simon	Director	17,378	(7)	18,692	(7)	6,352		*
Laurette J. Pitts	Executive Vice President, Chief Operating Officer and Chief Financial Officer	14,000	(8)	14,000	(8)	—		*
Charles Degliomini	Executive Vice President	13,353	(9)	18,168	(9)	185		*
Nanette L. Horner	Executive Vice President, Chief Counsel and Chief Compliance Officer	14,000	(10)	14,000	(10)	—		*

*	less than 1%
(1)	Unless otherwise indicated, the address of each stockholder, director, and executive officer listed above is Empire Resorts, Inc., c/o Monticello Casino and Raceway, Route 17B, P.O. Box 5013, Monticello, New York 12701.
(2)	Number of shares beneficially owned consists of 6,622 shares of common stock. Of the 6,622 shares beneficially owned, 3,622 shares were granted under the Plan, of which 1,622 are vested. An additional 2,000 shares vest on January 4, 2016, but vest immediately in the event of a Change in Control (as defined in the award). The remaining 3,000 shares were granted under the Empire Resorts Inc. 2015 Equity Incentive Plan (the “2015 Plan”), and such shares vest on January 6, 2017. The shares granted under the 2015 Plan are not offered for resale in this Supplement. The number of shares offered includes the shares granted under the Plan and 1,622 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested.

(3)	Number of shares beneficially owned consists of 34,618 shares of common stock. Of the 34,618 shares beneficially owned, 34,324 shares were granted under the Plan, of which 7,658 are vested. An additional 1,666 shares vest on November 12, 2016, but vest immediately in the event of a Change in Control (as defined in the award), 12,500 shares vest on the date on which the NYSGC authorizes the opening of the Montreign Resort Casino to the public (“Casino Date”) and 12,500 vest at the six month anniversary of the Casino Date; 25,000 shares shall vest immediately in the event of a Change in Control (as defined in the award). The number of shares offered includes the shares granted under the Plan.
(4)	Number of shares beneficially owned consists of 12,334 shares of common stock. Of the 12,334 shares beneficially owned, 9,334 shares were granted under the Plan, of which 7,334 are vested. An additional 2,000 shares vest on January 4, 2016, but vest immediately in the event of a Change in Control (as defined in the award). The remaining 3,000 shares were granted under the 2015 Plan, and such shares vest on January 6, 2017. The shares granted under the 2015 Plan are not offered for resale in this Supplement. The number of shares offered includes the shares granted under the Plan and 6,000 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested.
(5)	Number of shares beneficially owned consists of 80,866 shares of common stock. Of the 80,866 shares beneficially owned, 77,866 shares were granted under the Plan, of which 25,866 are vested. An additional 2,000 shares vest on January 4, 2016, but vest immediately in the event of a Change in Control (as defined in the award), 25,000 shares vest on the Casino Date and 25,000 vest at the six month anniversary of the Casino Date; 50,000 shall vest immediately in the event (i) Mr. Pearlman is removed from the Board other than for cause; (ii) if he is not re-nominated by Kien Huat Realty III Limited to stand for election to the Board or (iii) upon a Change in Control (as defined in the award). The remaining 3,000 shares were granted under the 2015 Plan, and such share vest on January 6, 2017. The shares granted under the 2015 Plan are not offered for resale in this Supplement. The number of shares offered includes the shares granted under the Plan and 6,000 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested.
(6)	Number of shares beneficially owned consists of 12,138 shares of common stock. Of the 12,138 shares beneficially owned, 9,138 shares were granted under the Plan, of which 7,138 are vested. An additional 2,000 shares vest on January 4, 2016, but vest immediately in the event of a Change in Control (as defined in the award). The remaining 3,000 shares were granted under the 2015 Plan, and such shares vest on January 6, 2017. The shares granted under the 2015 Plan are not offered for resale in this Supplement. The number of shares offered includes the shares granted under the Plan and 6,000 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested.
(7)	Number of shares beneficially owned consists of 17,378 shares of common stock. Of the 17,378 shares beneficially owned, 11,026 were granted under the Plan, of which 9,026 are vested. An additional 2,000 shares vest on January 4, 2016, but vest immediately in the event of a Change in Control (as defined in the award). 3,000 shares were granted under the 2015 Plan, and such shares vest on January 6, 2017. The shares granted under the 2015 Plan are not offered for resale in this Supplement. The number of shares offered includes the shares granted under the Plan and 7,666 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested.
(8)	Number of shares beneficially owned consists of 14,000 shares of common stock. Of the 14,000 shares beneficially owned, 14,000 were granted under the Plan, of which 3,167 are vested. An additional 833 shares vest on November 12, 2016, but vest immediately in the event of a Change in Control (as defined in the award), 5,000 shares vest on the Casino Date and 5,000 vest at the six month anniversary of the Casino Date; 10,000 shares shall vest immediately in the event of a Change in Control (as defined in the award). The number of shares offered includes the shares granted under the Plan.

(9)	Number of shares beneficially owned includes 13,353 shares of common stock. Of the 13,353 shares beneficially owned, 13,168 were granted under the Plan, of which 2,334 are vested. An additional 834 shares vest on November 12, 2016, but vest immediately in the event of a Change in Control (as defined in the award), 5,000 shares vest on the Casino Date and 5,000 vest at the six month anniversary of the Casino Date; 10,000 shares shall vest immediately in the event of a Change in Control (as defined in the award). The number of shares offered includes the shares granted under the Plan and 5,000 options (granted and outstanding under the Plan) to purchase common stock, of which all are vested. Includes 185 are owned by Fox-Hollow Lane LLC, of which Charles Degliomini is the managing member.
(10)	Number of shares beneficially owned consists of 14,000 shares of common stock. Of the 14,000 shares beneficially owned, 14,000 were granted under the Plan, of which 3,167 are vested. An additional 833 shares vest on November 12, 2016, but vest immediately in the event of a Change in Control (as defined in the award), 5,000 shares vest on the Casino Date and 5,000 vest at the six month anniversary of the Casino Date; 10,000 shares shall vest immediately in the event of a Change in Control (as defined in the award). The number of shares offered includes the shares granted under the Plan.

This Supplement is dated December 30, 2015